Filed by Iberdrola, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UIL Holdings Corporation

(Commission File No. 001-15052)

1 1 Iberdrola USA-UIL merger February 2015

2 2 DISCLAIMER This document has been prepared exclusively for information purposes by Iberdrola, S.A. in connection with the proposed combination of Iberdrola USA with UIL Holdings and for presentations to the media, investors and analysts. As a consequence thereof, this document may not be disclosed, released, published or relied, nor used by any other person or entity, for any other reason without the express and prior written consent of Iberdrola, S.A. The information and any opinions or statements made in this document have not been verified by independent third parties; therefore, no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. This document includes certain statements, estimates and projections prepared for illustration purposes only with respect to UIL Holdings' and Iberdrola USA’s anticipated future performance and future events and market and regulatory developments. Such statements, estimates and projections reflect various subjective judgments and assumptions made by UIL Holdings and Iberdrola USA, respectively, concerning anticipated results and such future events and developments which may or may not prove to be correct. There can be no assurance that such projected result are attainable or will be realized or that such events or developments should occur. No representations or warranties, express or implied, are made as to the accuracy, completeness or fairness of such statements, estimates or projections. Neither Iberdrola, S.A. nor its subsidiaries or other companies of the Iberdrola Group or its affiliates assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or any other type of agreement. In furnishing this document, neither Iberdrola, S.A. nor any of its affiliates undertake any obligation to provide the recipient with any additional information or to update or correct the information contained herein. This document shall not be deemed an indication of the state of affairs of the Iberdrola Group, nor shall it constitute an indication that there has been no change in the business or affairs of the Iberdrola Group since the date hereof or since the dates as to which information is given in this document. IMPORTANT INFORMATION This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. IMPORTANT INFORMATION IN THE US This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed combination of Iberdrola USA with UIL Holdings (the “Transaction”), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. If and when Iberdrola USA or any of its subsidiaries issue any securities in connection with the proposed Transaction, Iberdrola USA (or the relevant subsidiary) will, to the extent that such securities are required to be registered in the United States, file a registration statement, which will include a prospectus, with the United States Securities and Exchange Commission (“SEC”) pursuant to the U.S. Securities Act of 1933, as amended. Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola USA, its subsidiaries, UIL Holdings and the proposed Transaction. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Transaction disclaim any responsibility or liability for the violation of such restrictions by any person. Any shares to be issued in connection with the financing for the proposed Transaction may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration. Legal Notice

3 3 FORWARD-LOOKING STATEMENTS This communication contains forward-looking information and statements about UIL Holdings and Iberdrola USA and/or its subsidiary/ies and their combined businesses after completion of the proposed Transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of UIL Holdings and Iberdrola USA believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UIL Holdings and Iberdrola USA shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of UIL Holdings and Iberdrola USA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Except as required by applicable law, neither UIL Holdings nor Iberdrola USA undertakes any obligation to update any forward-looking information or statements. The proposed Transaction described in this release could be affected by, among other things, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; failure to obtain shareholder approval or any other failure to satisfy other conditions required to complete the merger, including required regulatory approvals; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and the amount of the costs, fees, expenses and charges related to the merger. Additional Information and Where to Find It Iberdrola USA, Inc. will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed merger. The UIL proxy statement/prospectus will be sent to the stockholders of UIL Holdings. INVESTORS AND SECURITYHOLDERS OF UIL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and proxy statement/prospectus and other documents which will be filed by Iberdrola USA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov, or from Iberdrola USA, Inc. at www.iberdrolausa.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Iberdrola USA and UIL Holdings with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of UIL Holdings have interests in the proposed transaction that may differ from interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Legal Notice

4 4 Introduction Strategic fit and valuation Transaction timetable Annex: UIL Overview Index

5 5 Introduction A further step based on the principles of the Company Profitability Attractive shareholder remuneration Business mix Financial management Geographical diversification in order to create and crystalise value for our stakeholders Operating Efficiency

6 6 Introduction The transaction fulfils all Iberdrola requirements No capital increase No change in the financial structure Positive impact on EPS and Cash Flow per share Strategic Financial Increase exposure to the US Increase the weight of regulated business Geographical proximity

7 7 The transaction enhances Iberdrola regulated business contribution in 4 pp and increases exposure to US and US Dollar Introduction Networks Renewables Liberalised* 45% 26% 24% 5% Euros US Dollar Pound Real 55% 27% 18% * Includes Mexico contracted generation 2014e EBITDA proforma

8 8 Merger agreed on a friendly basis of two companies with similar culture and aligned strategy Combined entity will be listed on the NYSE Dividend policy to remain consistent with IBE Group: 65%-75% pay-out ratio in order to create one of the largest US Utilities Iberdrola to own 81.5% of the combined company UIL shareholders to receive 18.5% of the combined company plus a cash payment of USD 597 M Introduction

9 9 Introduction Strategic fit and valuation Transaction timetable Annex: UIL Overview Index

10 10 Iberdrola USA and UIL to merge Key Transaction Elements Rate Base over USD 8 bn 38.7 TWh of distributed energy and 6.7 GW of installed capacity Total customer base of 3.1 M 2nd largest wind operator in the US Pro-forma EBITDA of USD 2 bn and Net Income of USD 570 M creating a leading utility in the US with an attractive combination of growth and yield Seven regulated utility companies operating in four states

11 11 Combined Entity Overview NY ME MA CT EBITDA 2014 (USD M) Recurring Net Profit 2014 (USD M) Rate Base (USD Bn) UIL 438 123 2.2 Iberdrola USA 1,576 433 6.1 Iberdrola USA + UIL 2,014 556 8.3 Total Customers (M) Distributed Energy 2014 (TWh) Installed Capacity (MW) UIL 0.7 5.4 205 Iberdrola USA 2.4 33.3 6,479 Iberdrola USA + UIL 3.1 38.7 6,684 Financial Figures Operational Figures Presence in the US T&D Asset Map UIL Iberdrola USA Note: Figures in US GAAP. 2014 UIL’s figures exclude approximately (23 USD MM) pre-tax and (14 USD MM) after-tax expenses related to the terminated acquisition of Philadelphia Gas Works

12 12 Transaction Structure Transaction Steps Post-transaction Structure Iberdrola Current UIL Shareholders Iberdrola USA (NYSE listed) Iberdrola USA Renewables Iberdrola USA Gas Storage Iberdrola USA Networks UIL Step 1 Iberdrola USA Iberdrola Merger Co. Step 2 Iberdrola USA Iberdrola Merger Co. UIL Shareholders UIL Holding % Stock • Transaction recommended by UIL’s Board of Directors • UIL’s current CEO to be appointed CEO of the combined company • The Board will be comprised of 12 members, of which 3 will be from UIL

13 13 Transaction Rationale Transaction satisfies Iberdrola’s criteria for non-organic transactions agreed on a friendly basis • Business proximity and strategic alignment • Opportunity to jointly promote new projects • Platform to develop gas distribution projects across the US Geographic fit Increased exposure to the US and the US dollar • Increases Iberdrola’s US business contribution • Strong economic outlook and sovereign credit rating AAA1 • Diversifies currency risk with more US Dollar exposure in addition to the current presence in the US and Mexico Regulated business profile • Strengthens and expands IBE regulated business profile, adding low risk and predictable cash flow operations 1. Fitch's rating Listed company on the NYSE • Highlights embedded value without asset divestment • Creates a new currency • Allows the company to be compared with its peers in the US

14 14 Valuation Iberdrola to own 81.5% of the combined company UIL shareholders to receive 18.5% of the combined company 2014 EBITDA contribution 78% 22% 2014 Recurring Net Income contribution 78% 22% UIL Iberdrola USA plus a cash payment of USD 597 M

15 15 Control Premium Analysis 19.5% premium over the last 30 days and 24.8% over the last day, consistent with precedent transactions The premium over the last 30 days’ market price is in line with other comparable transactions 1. Volume Weighted Average Price 18.8% Acquirer Target 1 – Day Prior 30 – Day VWAP1 Hawaiian NextEra 20.9% 24.7% Pepco Holdings Exelon 28.9% 24.3% UNS Energy Fortis 24.7% 25.0% Mean 24.6%

16 16 Financial strength – Credit Ratios Small impact on solvency ratios compensated by the improvement of the business and geographical profile as we increase our regulated exposure and in the US This transaction will be finalised by the end of 2015 NOTES: Assuming that funding is through debt. FX used 1EUR = 1.14USD. Ratios considering UIL 2014 Recurring Net Profit. * Net debt excluding 3rd dividend paid in December 2014 21.5% FFO / Net Debt 3.6 Net Debt / EBITDA Iberdrola 2014 proforma* 20.8% Combined Entity 2014 proforma* 3.7

17 17 Financial impact Achieving the financial criteria set by the company Positive impact on EPS from year 1 post closing Maintaining financial strength without capital increase Positive impact on cash flow per share fulfilling the commitment to shareholders and bondholders

18 18 Introduction Strategic fit and valuation Transaction timetable Annex: UIL Overview Index

19 19 Regulatory Filings and Approvals Closing of transaction assumed to take 5-8 months 6-8 Months Federal Energy Regulatory Commission (FERC) Others Committee on Foreign Investment in the United States (CFIUS) Massachusetts Department of Public Utilities 4-6 Months 30-90 Days Connecticut Public Utilities Regulatory Authority

20 20 Introduction Strategic fit and valuation Transaction timetable Annex: UIL Overview Index

UIL Operational Overview

IBERDROLA

UIL Operating Data

Total Points of Supply (M)	0.7
Electricity (MM)	0.3
Gas (MM)	0.4
Distributed Electricity (GWh)	5,422
Distributed Gas (MM of cubic feet)	77,638
Total Rate Base 2014 (USD bn)	2.2
Electricity Rate Base 2014 (USD bn)	1.3
Gas Rate Base 2014 (USD bn)	0.9
Installed Capacity[1] (MW)	205


ME
NY
MA
CT
United Illuminating
Southern Connecticut Gas
Iberdrola USA
Berkshire Gas
Connecticut Natural Gas

Source: Company Disclosure

1. UIL has a 50% ownership position in two regulated oil/gas peaking plants via its joint venture with affiliates of NRG ("GenConn"), which receives cost of service recovery in rates via annual revenue requirement filings

21

22 22 UIL Financial Overview USD M EBITDA Recurring Net income* CAPEX 2014 438 123 307 UIL consolidated figures Net debt 1,691 Net Debt / EBITDA 3.9x Rating (S&P/Moody’s) BBB / Baa2 Note: Figures in US GAAP. 2014 UIL’s figures exclude approximately (23 USD MM) pre-tax and (14 USD MM) after-tax expenses related to the terminated acquisition of Philadelphia Gas Works Net income 109

23 23 UIL Businesses Overview UIL Holdings Source: UIL 2013 Annual Report and Management Plan 1. 2014E 2. Includes UIL’s 50% ownership of GenConn, which consists in 2 gas peaking facilities of 196 MW (regulated), and 6 MW of solar and Hydrogen/Fuel cell projects (not regulated) Gas Regulated Businesses Electric Regulated Businesses Businesses • Service territory: 355 sq miles • Distribution company • Service territory: 738 sq miles • 750 network miles • Service territory: 512 sq miles • 2,300 network miles • Service territory: 716 sq miles • 2,050 network miles State Connecticut Massachusetts Connecticut Connecticut United Illuminating (UI) Berkshire Gas (Berkshire) Southern Connecticut Gas (SCG) Connecticut Natural Gas (CNG) Installed capacity (MW) 2052 N.A. N.A. N.A. Rate Base1 1,317 81 460 380 Points of Supply (000) 317 39 188 169 Allowed ROE • Distribution: 9.15% • Trans: Up to 11.74% • Generation: 9.95% 10.50% 9.36% 9.18% 1,895 employees Workforce

24 24 UIL Applicable Regulatory Framework • Rates provide an allowed return (ROE) for the utility, taking into account the asset base (rate-based regulation) plus operational costs, taxes and capital costs • Revenue requirements are typically calculated as follows: o Net Income = Rate Base x Equity Component of Capital Structure x ROE o Revenue Requirements = Net Income + Interest + Taxes + D&A + O&M Costs + Fuel Costs (pass-through) • Currently effective rate plans remain in effect until otherwise ordered by the relevant State Commissions Rate Base Mechanism • Berkshire last rate case approved on January 31st 2002: • 10.50% authorized ROE with a 41.89% authorized equity layer o No sharing required UIL Massachusetts Regulatory Highlights • 100% regulated business • UI last rate case approved on August 14th 2013: • UI Transmission: 10.57% – 11.74% authorized ROE with a 49.60%1 equity layer • UI Distribution: 9.15% authorized ROE with a 50.00% equity layer o 50/50 sharing above authorized ROE • CNG last rate case approved on January 22nd 2014: • 9.18% authorized ROE with a 52.52% authorized equity layer o 50/50 sharing above authorized ROE • SCG last rate case approved on July 17th 2009: • 9.36% authorized ROE with a 52.00% authorized equity layer o No sharing required • UI has a 50% ownership position in two regulated oil/gas peaking plants via its joint venture with affiliates of NRG (“GenConn”), with an authorized ROE of 9.95% UIL Connecticut Regulatory Highlights 1. Subject to pending FERC ROE cases against all New England transmission owners

25 25 Note: Figures in US GAAP. 2014 figures exclude ($23 million) pre-tax and ($14 million) after-tax expenses related to the terminated acquisition of Philadelphia Gas Works Source: Company Disclosure, Broker Research IBE USA and UIL: Financial Summary Iberdrola USA Standalone UIL Standalone Pro Forma EBITDA Recurring Net Income 1,576 433 438 123 2,014 556 Total Assets 25,766 5,112 30,878 USD M Capex 941 307 1,248 Net Debt/EBITDA 1.6x 3.9x 2.1x Pro Forma Analysis 2014E Standalone Pro Forma Recurring Net Income 433 556 +28.4% Standalone Pro Forma Total Assets 25,766 30,878 +19.8% Standalone Pro Forma EBITDA 1,576 2,014 +27.8% Net Income 446 109 555

26 26 Iberdrola USA Standalone1 UIL Standalone Pro Forma Installed Capacity2 (MW) 6,479 2053 6,684 USD M Distributed Electricity2 (GWh) 33,335 5,422 38,757 Rate Base2 (USD Bn) 6.1 2.2 8.3 Source: Company Disclosure, Broker Research 1. 3Q 2014 2. FY 2014 (Provisional) 3. MWs attributable to UIL from its 50% interest in GenConn Energy LLC IBE USA and UIL: Operational Summary Total Points of Supply1 (MM) Points of Gas Supply1 (MM) 2.4 0.6 0.7 0.4 3.1 1.0 Points of Electricity Supply1 (MM) 1.8 0.3 2.1 Standalone Pro Forma Total Points of Supply +29.2% Standalone Pro Forma Distributed Electricity +16.3% Rate Base Standalone Pro Forma +36.1% 33,335 38,757 2.4 3.1 6.1 8.3 Pro Forma Analysis 2014E